--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                                 ALKERMES, INC.
                            (Name of Subject Company)

                                 --------------

                            ALKERMES, INC., AS ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                  3.75% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                         (Title of Class of Securities)

                                    01642TAA6
                                    01642TAB4

                      (CUSIP Number of Class of Securities)

                                 --------------

                                RICHARD F. POPS,
                             CHIEF EXECUTIVE OFFICER
                                 ALKERMES, INC.
                                88 SIDNEY STREET
                               CAMBRIDGE, MA 02139
                                 (617) 494-0171
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 --------------

                                   COPIES TO:

           MORRIS CHESTON, JR., ESQ.                     ABIGAIL ARMS, ESQ.                 MITCHELL S. BLOOM, ESQ.
     BALLARD SPAHR ANDREWS & INGERSOLL, LLP              SHEARMAN & STERLING            TESTA, HURWITZ & THIBEAULT, LLP
         1735 MARKET STREET, 51ST FLOOR                801 PENNSYLVANIA AVENUE                  125 HIGH STREET
        PHILADELPHIA, PENNSYLVANIA 19103             WASHINGTON, D.C. 20004-2604          BOSTON, MASSACHUSETTS 02110
                 (215) 665-8500                            (202) 508-8000                       (617) 248-7000




                                               CALCULATION OF FILING FEE
=========================================================== ========================================================
                TRANSACTION VALUATION (1)                                  AMOUNT OF FILING FEE (2)
----------------------------------------------------------- --------------------------------------------------------

----------------------------------------------------------- --------------------------------------------------------
                       $115,000,000                                                 $10,580
=========================================================== ========================================================

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of November 5, 2002 of the maximum amount of 3.75% Convertible Subordinated Notes due 2007 (the "existing notes") that may be received by the Registrant from tendering holders in the exchange offer.

(2) Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed November 6, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $10,580
         Form or Registration No.:  Forms S-4 (File No. 333-101059)
         Filing Party:     Alkermes, Inc.
         Date Filed:       November 6, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.  Summary Term Sheet.

     This Tender Offer Statement on Schedule TO is being filed by Alkermes, Inc. (the "company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 3.75% Convertible Subordinated Notes due 2007 (the "existing notes") for 6.52% Convertible Senior Subordinated Notes due December 31, 2009 (the "new notes") upon the terms and subject to the conditions set forth in the preliminary prospectus (the "prospectus") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

     The information set forth in the prospectus under the caption "Summary - The Exchange Offer; Terms of the Exchange Offer" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and address. Alkermes, Inc., a Pennsylvania corporation, is the subject company. The address and telephone number of its principal executive office are 88 Sidney Street, Cambridge, Massachusetts 02139-4136, (617) 494-0171.

     (b) Securities. The information set forth on the cover page of the prospectus and in the prospectus under the caption "Description of Existing Notes" is incorporated herein by reference.

     (c) Trading market and price. There is no established trading market for the securities.

Item 3.  Identity and Background of Filing Person.

     (a) Name and address. The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors is c/o Alkermes Inc., 88 Sidney Street, Cambridge, Massachusetts 02139-4136, (617) 494-0171.

     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the company:


         NAME                                        POSITION
         ----                                        --------
         Michael A. Wall                             Chairman of the Board
         Floyd E. Bloom, M.D.                        Director
         Robert A. Breyer                            Director
         John K. Clarke                              Director
         Richard F. Pops                             Chief Executive Officer and Director
         Alexander Rich, M.D.                        Director
         Paul Schimmel, Ph.D.                        Director
         David A. Broecker                           President and Chief Operating Officer
         J. Duncan Higgons                           Senior Vice President, Marketing and Business
                                                     Development
         James L. Wright, Ph.D.                      Senior Vice President, Pharmaceutical Research and
                                                     Development

         James M. Frates                             Vice President, Chief Financial Officer and Treasurer
         Michael J. Landine                          Vice President, Corporate Development

Item 4.  Terms of the Transaction.

     (a)  Material terms.

         (1) Tender offers.

             (i)-(ii) The information set forth on the cover of the prospectus and in the prospectus under the caption "The Exchange Offer - Terms of the Exchange Offer; Period for Tendering Existing Notes" is incorporated herein by reference.

             (iii) The information set forth on the cover page of the prospectus and in the prospectus under the caption "The Exchange Offer - Expiration Date" is incorporated herein by reference.

             (iv) Not applicable.

             (v) The information set forth in the prospectus under the caption "The Exchange Offer - Extensions; Amendments" is incorporated herein by reference.

             (vi) The information set forth in the prospectus under the caption "The Exchange Offer - Withdrawal Rights" is incorporated herein by reference.

             (vii) The information set forth in the prospectus under the captions "The Exchange Offer - Procedures for Tendering Existing Notes," "Acceptance of Existing Notes for Exchange; Delivery of New Notes," and "Withdrawal Rights" is incorporated herein by reference.

             (viii) The information set forth in the prospectus under the caption "The Exchange Offer - Acceptance of Existing Notes for Exchange; Delivery of New Notes" is incorporated herein by reference.

             (ix) Not applicable.

             (x) The information set forth in the prospectus under the caption "Summary - Comparison of New Notes and Existing Notes" is incorporated herein by reference.

             (xi) The information set forth in the prospectus under the caption "Capitalization" is incorporated herein by reference.

             (xii) The information set forth in the prospectus under the caption "United States Federal Income Tax Considerations" is incorporated herein by reference.

         (2) Mergers or similar transactions.

                        Not applicable.

     (b) Purchases. To the best knowledge of the company, no new notes are to be purchased from any officer, director or affiliate of the company.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (e) The company sponsors certain equity-based compensation plans, including stock option and restricted stock plans, and is party to stock option agreements with certain of its employees. These plans and agreements provide for the grant of options to purchase shares of the company's common stock, among other things. For further information regarding the terms of these plans and agreements, see the company's Annual Report on Form 10-K/A Amendment No. 1 for the fiscal year ended March 31, 2002 and the sections in the company's 2002 Annual Meeting Proxy Statement captioned "Executive Compensation and Other Information," "Approval of the Amendment to the 1999 Stock Option Plan" and "Approval of the 2002 Restricted Stock Award Plan." The amendment to the 1999 Stock Option Plan and the 2002 Restricted Stock Award Plan were approved by the company's shareholders at its 2002 annual meeting of shareholders.

     The information set forth in the prospectus under the caption "Description of Capital Stock--Non-Voting Common Stock" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in the prospectus under the caption "Prospectus Summary - Questions and Answers About the Exchange Offer" is incorporated herein by reference.

     (b) Use of the securities acquired. The existing notes acquired in the transaction will be retired.

     (c) Plans.

          (1) None.

          (2) None.

          (3) None.

          (4) None.

          (5) None.

          (6) None.

          (7) None.

          (8) None.

          (9) None.

          (10) None.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Source of funds. The consideration to be used in the exchange offer consists of New Notes. If the all of the existing notes are tendered and accepted for exchange, an aggregate principal amount of $115,000,000 of new notes will be issued. The information set forth in the prospectus under the caption "The Exchange Offer - Fees and Expenses" is incorporated herein by reference. The Company expects to pay fees and expenses in connection with the exchange offer with available cash.

     (b) Conditions. Not applicable.

     (d) Borrowed funds. (1) - (2) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Securities ownership. None.

     (b) Securities transactions. None.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations. The information set forth in the Prospectus under the caption "The Exchange Offer - Fees and Expenses" and "Plan of Distribution" is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial information.

                  The following financial statements and information is incorporated by reference:


                  (1) The information set forth in the prospectus under the caption "Financial Statements;" and





                  (2) The information set forth in the prospectus under the caption "Selected Historical Financial Data."

     (b) Pro forma. The information set forth in the Prospectus under the caption "Capitalization" is incorporated herein by reference.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings.

          (1) None other than as previously disclosed.

          (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

          (3) Not applicable.

          (4) Not applicable.

          (5) None.

     (b) Other material information. The information set forth in the Prospectus and the Letter of Transmittal (Exhibits (a)(1) and (a)(3) respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

     (a) (1) Preliminary prospectus, dated November 26, 2002, incorporated herein by reference to the company's Registration Statement on Form S-4 (File No. 333-101059).

          (2) Form of 6.52% Convertible Senior Subordinated Note Indenture between the Issuer and State Street Bank and Trust Company (the "Indenture").*

          (3)  Form of Letter of Transmittal.*

          (4)  Form of Notice of Guaranteed Delivery.*

          (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

          (6)  Form of Letter to Clients.*

          (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


          (8)  Press Release issued November 7, 2002.+

          (9) Press Release - Alkermes Second Quarter 2003 Financial Results issued November 7, 2002.+

         (10) Alkermes Second Quarter 2003 Financial Results Conference Call Script dated November 7, 2002.+

         (11)  Slide Show Presentation dated November 12, 2002.+

         (12)  Press Release issued November 26, 2002.


     (b) Not applicable.

     (d) (1) Amended and Restated 1989 Non-Qualified Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.2(c) to the company's Registration Statement on Form S-8 (File No. 33-44752).

         (2) Amended and Restated 1990 Omnibus Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.2 to the company's Report on Form 10-K for the fiscal year ended March 31, 1998).

         (3) 1991 Restricted Common Stock Award Plan (Incorporated by reference to Exhibit 4.2(a) to the company's Registration Statement on Form S-8 (File No. 33-58330)).

         (4) 1992 Non-Qualified Stock Option Plan (Incorporated by reference to Exhibit 10.26 to the company's Registration Statement on Form S-4, as amended (File No. 33-54932)).

         (5) Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.5 to the company's Report on Form 10-K for the fiscal year ended March 31, 1996).

         (6)  1998 Equity Incentive Plan (Incorporated by reference to Exhibit
              10.6 to the company's Report on Form 10-K for the fiscal year ended March 31, 1999).

         (7) 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

         (8)  2002 Restricted Stock Award Plan (Incorporated by reference to
              Exhibit 10.2 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

         (9) Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June 7, 2001 (Incorporated by reference to Exhibit 3.1 to the company's Report on Form 10-K for the fiscal year ended March 31, 2001).

     (g) The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

* Filed as an exhibit to the company's Registration Statement on Form S-4 (File No. 333-101059) and incorporated herein by reference.


+ Filed by the company pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended and incorporated herein by reference.


Item 13. Information Required by Schedule 13E-3.

     Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         ALKERMES, INC.



                                         /s/ James M. Frates
                                         ---------------------------------------
                                         Name:  James M. Frates
                                         Title: Vice President, Chief Financial
                                                Officer and Treasurer

Date:  November 26, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER       DESCRIPTION
-------      -----------

(a)  (1)       Prospectus, dated November 26, 2002, incorporated herein by reference to the company's Registration Statement on Form S-4
               (File No. 333-101059).

     (2) Form of Convertible Senior Subordinated Note Indenture between the Issuer and State Street Bank and Trust Company (the "Indenture").*

     (3)       Form of Letter of Transmittal.*

     (4)       Form of Notice of Guaranteed Delivery.*

     (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (6)       Form of Letter to Clients.*

     (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


     (8)       Press Release issued November 7, 2002.+

     (9) Press Release - Alkermes Second Quarter 2003 Financial Results issued November 7, 2002.+

    (10) Alkermes Second Quarter 2003 Financial Results Conference Call Script dated November 7, 2002.+

    (11)       Slide Show Presentation dated November 12, 2002.+


    (12)       Press Release issued November 26, 2002.


(d)  (1)       Amended and Restated 1989 Non-Qualified Stock Option Plan, as
               amended (Incorporated by reference to Exhibit 4.2(c) to the company's Registration Statement on Form S-8 (File No.
               33-44752)).

     (2) Amended and Restated 1990 Omnibus Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.2 to the company's Report on Form 10-K for the fiscal year ended March 31, 1998).

     (3) 1991 Restricted Common Stock Award Plan (Incorporated by reference to Exhibit 4.2(a) to the company's Registration Statement on Form S-8 (File No. 33-58330)).

     (4) 1992 Non-Qualified Stock Option Plan (Incorporated by reference to Exhibit 10.26 to the company's Registration Statement on Form S-4, as amended (File No. 33-54932)).

     (5) Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.5 to the company's Report on Form 10-K for the fiscal year ended March 31, 1996).

     (6)       1998 Equity Incentive Plan (Incorporated by reference to Exhibit
               10.6 to the company's Report on Form 10-K for the fiscal year ended March 31, 1999).

     (7) 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

     (8) 2002 Restricted Stock Award Plan (Incorporated by reference to Exhibit 10.2 to the company's Quarterly Report on Form 10-Q for the quarter ended September 2002.

     (9) Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June 7, 2001 (Incorporated by reference to Exhibit 3.1 to the company's Report on Form 10-K for the fiscal year ended March 31, 2001).

(g)          See Exhibit (a)(1) above.

* Filed as an exhibit to the company's Registration Statement on Form S-4 (File No. 333-101059) and incorporated herein by reference.


+ Filed by the company pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended and incorporated herein by reference.


                                       2